Exhibit 23(h)(x)
EXPENSE LIMITATION AGREEMENT
               This Agreement is entered into as of the 1st day of September, 2009, between Lateef Investment Management LLC (the “Adviser”) and FundVantage Trust (the “Trust”), on behalf of Lateef Fund (the “Fund”).
               WHEREAS, the Adviser desires to contractually agree to reduce its advisory fee to ensure that the Funds’ total operating expenses, excluding taxes, any class-specific expenses (such as Rule 12b-1 distribution fees, shareholder service fees, or transfer agency fees), “Acquired Fund Fees and Expenses” (as defined in From N-1A), interest, extraordinary items, and brokerage commissions, do not exceed the levels described below.
               NOW, THEREFORE, the parties agree as follows:
               Fee Reduction. The Adviser agrees that from the date of this Agreement through August 31, 2010, it will waive or otherwise reduce its annual compensation received from the Fund by the lesser of (i) 0.25% (25 basis points) of average daily net assets, or (ii) an amount necessary to ensure that the Funds’ total operating expenses, excluding taxes, any class-specific expenses (such as Rule 12b-1 distribution fees, shareholder service fees, or transfer agency fees), “Acquired Fund Fees and Expenses” (as defined in Form N-1A), interest, extraordinary items and brokerage commissions, do not exceed, 1.25% of average daily net assets (125 basis points). For purposes of illustration: (a) in the event the Fund’s total operating expenses are 150 basis points or greater, the Adviser will waive or reduce its annual compensation by 25 basis points; (b) in the event the Fund’s total operating expenses are greater than 125 basis points but less than 150 basis points, the Adviser will waive or reduce its annual compensation so that net operating expenses are equal to 125 basis points; and (c) in the event the Fund’s total operating expenses are 125 basis points or less, the Adviser will have no obligation to waive or reduce its annual compensation under the terms of this Agreement.
               Term. This Agreement shall terminate on August 31, 2010, or at an earlier date upon the discretion of the Board of Trustees of the Trust, unless extended, terminated, modified or revised by the mutual agreement of the parties, as provided for in writing.
               Executed as of the date first set forth above.

Lateef Investment Management LLC

By:	/s/ Justus Leachman

Name:	Justus Leachman
Title:	Managing Member of Lateef Capital Partners, LLC, the General Partner

FUNDVANTAGE TRUST, on behalf of the Funds

By:	/s/ Joel Weiss

Name:	Joel Weiss
Title:	President